December 5, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Tia L. Jenkins, Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Re:	ExamWorks Group, Inc. Form 10-K for the Year Ended December 31, 2013 Filed March 6, 2014 File No. 001-34930

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated November 7, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the Year Ended December 31, 2013 Filed March 6, 2014 (the “Form 10-K”) of ExamWorks Group, Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35, Results of Operations, page 37

1.     You briefly discuss the revenues for each of your segments. However, readers could benefit in future filings from a more robust segment discussion and analysis. For example, please explain and quantify in future filings what the favorable changes in sales mix from 2012 to 2013 were for each segment. Please also quantify in future filings the extent to which IME services increased U.S. segment revenues from 2012 to 2013. In addition, please disclose with quantification in future filings the business reasons for changes between periods in the segment profit for each segment, along with any material changes in the reconciling items shown on page F-35. Please provide us your revised segment discussion and analysis for 2013 as compared to 2012. See Item 303(a)(3) of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Company Response to SEC Comment No. 1:

Below is the proposed revised disclosure comparing the years ended 2013 and 2012, which disclosure addresses the Staff's comments.

Comparison of the Years Ended December 31, 2013 and 2012

As stated earlier, our revenues consist primarily of fees charged for IME services performed. What we are able to charge per IME service performed depends on many factors related to the type of request for IME service that we receive from the client. Those factors include, among others, the line of business (e.g., worker’s compensation, automotive or liability claim), product group (e.g., IME or peer review), geographic location of claimant and the medical panel provider we are able to use and his or her specialty. These factors impact the revenue generated by each IME service request differently and are largely out of our control.  As a result, our management team focuses its efforts on increasing and identifying the volume of IME service requests received and completed and not necessarily their type. Changes in revenue that we cannot attribute to increases or decreases in volume we attribute to changes in sales mix. Our largest cost is payments made to members of our medical panel. These costs are variable as virtually all medical panel members are independent contractors, allowing us to maintain and manage our costs of revenues more effectively.

Revenues. Revenues were $616.0 million for the year ended December 31, 2013 compared to $521.2 million for the year ended December 31, 2012, an increase of $94.8 million, or 18%. Of the increase in revenues compared to 2012, $57.0 million, or 11%, was attributable to acquisitions completed in 2012 and 2013 and $37.8 million, or 7%, was due to growth in our existing businesses.

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U.S. segment revenues were $374.8 million for the year ended December 31, 2013 compared to $340.2 million for the year ended December 31, 2012, an increase of $34.6 million, or 10%. Of the increase in U.S. revenues compared to 2012, $11.5 million, or 3%, was attributable to acquisitions completed in 2012 and 2013 and $23.1 million, or 7%, was due to growth in our existing businesses, of which approximately 80% related to increases in our IME and other related services product group. Of the 7% growth in our existing businesses, approximately 15% of the growth was due to increased service volumes and the balance was due to a change in sales mix.

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Canada segment revenues were $31.1 million for the year ended December 31, 2013 compared to $27.6 million for the year ended December 31, 2012, an increase of $3.5 million, or 13%. Of the increase in Canada revenues compared to 2012, $615,000, or 2%, was attributable to acquisitions completed in 2012 and $2.9 million, or 11%, was due to growth in our existing business primarily due to a favorable change in sales mix and an immaterial change in IME services volumes.

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U.K. segment revenues were $143.4 million for the year ended December 31, 2013 compared to $131.3 million for the year ended December 31, 2012, an increase of $12.1 million, or 9%. Of the increase in U.K. revenues compared to 2012, $300,000, was attributable to acquisitions completed in 2013 and $11.8 million, or 9%, was due to growth in our existing businesses primarily due to a favorable change in sales mix and an immaterial change in IME services volumes.

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Australia segment revenues were $66.7 million for the year ended December 31, 2013 compared to $22.2 million for the year ended December 31, 2012, an increase of $44.5 million, or 200%. The increase in Australia revenues compared to 2012 was due to the acquisition of MedHealth in August 2012.

Costs of revenues. Costs of revenues were $405.3 million for the year ended December 31, 2013 compared to $344.1 million for the year ended December 31, 2012, an increase of $61.2 million, or 18%. Of the increase in costs of revenues compared to 2012, $36.8 million, or 11%, was attributable to acquisitions completed in 2012 and 2013 and $24.4 million, or 7%, was related to our existing businesses primarily attributable to increased fees paid to members of our medical panel as these costs are variable in nature and, to a lesser extent, an increase in other direct costs. Costs of revenues as a percentage of revenues was 65.8% for the year ended December 31, 2013, a 0.2% improvement over the 66.0% for the year ended December 31, 2012.

Selling, general and administrative. SGA expenses were $133.9 million for the year ended December 31, 2013 compared to $113.5 million for the year ended December 31, 2012, an increase of $20.4 million, or 18%. Of the increase in SGA expenses compared to 2012, $8.2 million, or 7%, was attributable to acquisitions completed in 2012 and 2013 and $12.2 million, or 11%, was related to our existing businesses primarily attributable to $10.1 million in increased personnel expenses, including share-based compensation which increased $3.5 million related to equity grants primarily to new employees that joined the Company in late 2012 and 2013, and the remainder resulting primarily from increases in computer related expenses and rent. In addition, acquisition-related transaction costs and other expenses increased $1.1 million primarily associated with increased acquisition activity in early 2014.

Depreciation and amortization. D&A expenses were $62.7 million for the year ended December 31, 2013 compared to $58.6 million for the year ended December 31, 2012, an increase of $4.1 million, or 7%. Of the increase in D&A expenses compared to 2012, $9.4 million, or 16%, was attributable to acquisitions completed in 2012 and 2013 offset by a reduction of $5.3 million, or 9%, attributable to our existing businesses as historic finite-lived intangible and tangible assets became fully amortized.

Interest and other expenses, net. Interest and other expenses, net were $29.6 million for the year ended December 31, 2013 compared to $28.1 million for the year ended December 31, 2012, an increase of $1.5 million, or 5%. Interest and other expenses, net, increased primarily due to increased interest expenses related to additional borrowings on our Senior Secured Revolving Credit Facility to fund acquisitions offset by a realized foreign currency loss of $534,000 in the prior year.

Income tax benefit. Income tax benefit was $5.4 million for the year ended December 31, 2013 compared with $8.0 million for the year ended December 31, 2012, a decreased benefit of $2.6 million or 33%. Our effective income tax rate was 34.4% and 34.8% for the years ended December 31, 2013 and 2012, respectively. The tax rates in the 2013 and 2012 periods were impacted primarily by foreign tax rate differentials and non-deductible items.

Net loss. For the foregoing reasons, net loss was $10.2 million for the year ended December 31, 2013 compared to $14.9 million for the year ended December 31, 2012.

Adjusted EBITDA. Adjusted EBITDA was $97.5 million for the year ended December 31, 2013 compared to $79.8 million for the year ended December 31, 2012, an increase of $17.7 million, or 22%. The increase in Adjusted EBITDA was primarily due to the 18% increase in revenues and the positive operating leverage resulting from it. Adjusted EBITDA is also described as Segment Profit elsewhere in this Report.

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U.S. segment Adjusted EBITDA was $46.9 million for the year ended December 31, 2013 compared to $44.5 million for the year ended December 31, 2012, an increase of $2.4 million, or 5%. The increase in Adjusted EBITDA was due to the 10% increase in U.S. segment revenues, offset by an 11% increase in costs of revenues and SGA expenses primarily due to increased fees paid to members of our medical panel as these costs are variable in nature and increased personnel expense to support the growth in our business, excluding share-based compensation.

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Canada segment Adjusted EBITDA was $5.1 million for the year ended December 31, 2013 compared to $4.9 million for the year ended December 31, 2012, an increase of $195,000, or 4%. The increase in Adjusted EBITDA was due to the 13% increase in Canada segment revenues, offset by a 15% increase in costs of revenues and SGA expenses primarily due to increased fees paid to members of our medical panel as these costs are variable in nature.

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U.K. segment Adjusted EBITDA was $29.4 million for the year ended December 31, 2013 compared to $24.8 million for the year ended December 31, 2012, an increase of $4.6 million, or 19%. The increase in Adjusted EBITDA was due to the 9% increase in U.K. segment revenues and the 7% increase in costs of revenues and SGA expenses primarily due to increased fees paid to members of our medical panel as these costs are variable in nature and increased personnel expense to support the growth in our business.

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Australia segment Adjusted EBITDA was $16.0 million for the year ended December 31, 2013 compared to $5.5 million for the year ended December 31, 2012, an increase of $10.5 million, or 189%. The increase in Australia Adjusted EBITDA compared to 2012 was due to the acquisition of MedHealth in August 2012.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is satisfactory to the Staff. If you have any questions or wish to discuss this matter further, please do not hesitate to call me at 404.952.2417.

Very truly yours, ExamWorks Group, Inc. By: /s/ J. Miguel Fernandez de Castro
J. Miguel Fernandez de Castro Chief Financial Officer